UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

EnerSys

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29275Y 10 2

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29275Y 10 2		Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Plaza Group Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,012,880

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,012,880

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,880

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) EP

CUSIP No. 29275Y 10 2		Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GM Capital Partners I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,364,969

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,364,969

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,364,969

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29275Y 10 2		Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GM Capital Partners I, a series of GM Partners I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,364,969

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,364,969

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,364,969

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29275Y 10 2		Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Motors Investment Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,377,849

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,377,849

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,377,849

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 29275Y 10 2			Page 6 of 10

Item 1.
	(a)	Name of Issuer EnerSys (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 2366 Bernville Road Reading, PA 19605

Item 2.
(a)

Name of Person Filing
This statement on Schedule 13G is being filed jointly by  First Plaza Group Trust, General Motors Investment Management Corporation, GM Capital Partners I, a series of GM Partners I, LLC and GM Capital Partners I, L.P. (together, the “Reporting Persons”).

(b)

Address of Principal Business Office or, if none, Residence
GM Capital Partners I, L.P., GM Capital Partners I, a series of GM Partners I, LLC and General Motors Investment Management Corporation have their principal business office at:

767 Fifth Avenue
New York, New York 10153

First Plaza Group Trust has its principal business address at:

c/o JPMorgan Chase Bank, N.A.

3 Chase MetroTech Center - Fifth Floor
Brooklyn, New York 11245

(c)

Citizenship
First Plaza Group Trust is a trust organized in the State of New York.
General Motors Investment Management Corporation is a corporation organized in the State of Delaware.
GM Capital Partners I, L.P. is a limited partnership organized in the State of Delaware.
GM Partners I, LLC is a limited liability company organized in the State of Delaware.

	(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.01 per share (the “Stock”).
	(e)	CUSIP Number 29275Y 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

CUSIP No. 29275Y 10 2	Page 7 of 10

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement, other than the securities set forth in the cover page for such person, as referenced in the table in Item 4(c) below.

(a) Amount beneficially owned: The Reporting Persons, as of December 31, 2004, beneficially owned 2,377,849 shares of Stock of the Issuer.
(b)

Percent of class:
The Reporting Persons, as of December 31, 2004, beneficially owned approximately 5.2% of the shares of Stock of the Issuer, based upon 45,945,559 shares of Stock outstanding at December 31, 2004.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

General Motors Investment Management Corporation ("GMIMCo") is registered as an investment adviser under the Investment Advisers Act of 1940.  Its principal business is to oversee and supervise the management of, and to provide investment advice and investment management services with respect to certain of, the assets of certain employee benefit plans of General Motors Corporation, its subsidiaries and certain other entities (the “Plans”) as well as to provide investment advice and investment management services with respect to the assets of certain subsidiaries of General Motors Corporation and other entities.  The beneficiaries of First Plaza Group Trust are certain trusts which hold assets of certain of the Plans. As named fiduciary of the Plans, GMIMCo indirectly controls the power to vote the EnerSys shares of First Plaza Group Trust.

GM Capital Partners I, L.P. (the “Fund”) is managed by its general partner, GM Capital Partners I, a series of GM Partners I, LLC. GMIMCo is the managing member of the general partner and, as such, has the power to vote the EnerSys shares of the Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

CUSIP No. 29275Y 10 2	Page 8 of 10

Item 8.	Identification and Classification of Members of the Group

Metalmark Capital LLC, Morgan Stanley, MSDW Capital Partners IV, Inc., MSDW Capital Partners IV, LLC, Morgan Stanley Dean Witter Capital Investors IV, L.P., Morgan Stanley Global Emerging Markets, Inc., MSGEM LLC, Morgan Stanley Global Emerging Markets Private Investment Fund, L.P.,Morgan Stanley Global Emerging Markets Private Investors, L.P. (each of the aforementioned parties, collectively the “MS Stockholders”), J.P. Morgan Direct Corporate Finance Institutional Investors LLC (“J.P. Morgan Institutional”), J.P. Morgan Direct Corporate Finance Private Investors LLC (“J.P. Morgan Private”), 522 Fifth Avenue Fund, L.P. (together with J.P. Morgan Institutional and J.P. Morgan Private, the “J.P. Morgan Funds”), First Plaza Group Trust (“First Plaza”) and GM Capital Partners I, L.P. (together with First Plaza, the “GM Stockholders”) have entered into a 2004 Securityholder Agreement dated as of July 26, 2004, which governs certain relationships among such parties as stockholders of the Issuer.  The above-mentioned parties may be deemed to be a “group” for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder.  The GM Stockholders believe that, as of December 31, 2004, the J.P. Morgan Funds held 2,774,167 shares, or 6.0%, of the outstanding shares of Stock, and the MS Stockholders held 28,008,545 shares, or 61.0%, of the outstanding shares of Stock.

Each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13G shall not be construed as an admission that any such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.  The filing of this statement on Schedule 13G by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13 (d) of the Securities Exchange Act of 1934, is the beneficial owner of any shares of Stock in which such Reporting Person does not have a pecuniary interest.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable to filings pursuant to Rule 13d-1(d).

CUSIP No. 29275Y 10 2	Page 9 of 10

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.  On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

Dated:  February 17, 2005

First Plaza Group Trust

By:	JPMorgan Chase Bank, N.A., as trustee for First Plaza Group Trust

By:	/s/ Scott Moritz
Name: Scott Moritz
Title: Assistant Vice President

GM Capital Partners I, L.P. (the “Fund”)

By: GM Capital Partners I, a series of GM Partners I, LLC, as General Partner of the Fund

By: General Motors Investment Management Corporation, as Managing Member of the General Partner

By:	/s/ Charles Froland
Name: Charles Froland
Title: Managing Director

GM Capital Partners I, a series of GM Partners I, LLC

By: General Motors Investment Management Corporation, as Managing Member

By:	/s/ Charles Froland
Name: Charles Froland
Title: Managing Director

General Motors Investment Management Corporation

By:	/s/ Charles Froland
Name: Charles Froland
Title: Managing Director

CUSIP No. 29275Y 10 2	Page 10 of 10

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement